# APPENDIX B:
# HISTORICAL FINANCIAL STATEMENTS
## (UNAUDITED)

# Balance Sheet

As of December 31, 2018

| | Total |
|---|---:|
| **ASSETS** | |
| **Current Assets** | |
| **Bank Accounts** | |
| Business Advantage Chk | 472.91 |
| Checking | 1,358.51 |
| Salem Five | 100.09 |
| TD Bank | 214.20 |
| **Total Bank Accounts** | **2,145.71** |
| **Other Current Assets** | |
| Inventory | 133,371.70 |
| **Total Other Current Assets** | **133,371.70** |
| **Total Current Assets** | **135,517.41** |
| **Fixed Assets** | |
| Intangible Assets | |
| A/D Amortization | -1,650.00 |
| Start Up Costs | 5,145.00 |
| Trademark | 385.00 |
| **Total Intangible Assets** | **3,880.00** |
| Office Equipment | |
| A/D Office Equipment | -5,183.00 |
| Dell Computer | 2,399.45 |
| Security Equipment | 2,783.65 |
| **Total Office Equipment** | **0.10** |
| Vehicles | |
| 2005 Honda Van | 3,921.00 |
| 2014 Ram Van | 14,859.69 |
| A/D Deppreciation | -18,781.00 |
| **Total Vehicles** | **-0.31** |
| **Total Fixed Assets** | **3,879.79** |
| **Other Assets** | |
| Security Deposits | 5,400.00 |
| **Total Other Assets** | **5,400.00** |
| **TOTAL ASSETS** | **$144,797.20** |
| **LIABILITIES AND EQUITY** | |
| **Liabilities** | |
| **Current Liabilities** | |
| **Credit Cards** | |
| Credit Card | |
| Bank of America | 4,411.53 |
| Dell Credit Card | 5,336.72 |
| SimplyCash Plus Card- | 14,381.21 |

|  | Total |
|---|---|
| TB Bank Credit Card | 2,897.88 |
| **Total Credit Card** | **27,027.34** |
| **Total Credit Cards** | **27,027.34** |
| Other Current Liabilities | |
| AMEX LOAN | 8,646.00 |
| Home Loan Investment Bank | 10,768.07 |
| Kabbage Loan | 10,368.64 |
| Massachusetts Payable | 0.08 |
| Mill Cities | 25,642.84 |
| PayPal Working Capital | 20,509.67 |
| Sales Tax Payable | 700.54 |
| **Total Other Current Liabilities** | **76,635.84** |
| **Total Current Liabilities** | **103,663.18** |
| **Total Liabilities** | **103,663.18** |
| Equity | |
| Owner Withdrawal | -31,953.71 |
| Luca Decarolis | -32,541.04 |
| Stefano DeCarolis | -29,996.55 |
| **Total Owner Withdrawal** | **-94,491.30** |
| Partner Contributions | 79,876.03 |
| Retained Earnings | -65,377.21 |
| Net Income | 121,126.50 |
| **Total Equity** | **41,134.02** |
| **TOTAL LIABILITIES AND EQUITY** | **$144,797.20** |

# Balance Sheet

As of December 31, 2019

|  | Total |
|---|---|
| **ASSETS** | |
| **Current Assets** | |
| **Bank Accounts** | |
| Business Advantage Chk | 8,619.22 |
| Checking | 1,358.51 |
| Salem Five | 1,066.43 |
| TD Bank | 214.20 |
| **Total Bank Accounts** | **11,258.36** |
| **Other Current Assets** | |
| Inventory | 133,371.70 |
| **Total Other Current Assets** | **133,371.70** |
| **Total Current Assets** | **144,630.06** |
| **Fixed Assets** | |
| Intangible Assets | |
| A/D Amortization | -1,650.00 |
| Start Up Costs | 5,145.00 |
| Trademark | 385.00 |
| **Total Intangible Assets** | **3,880.00** |
| Office Equipment | |
| A/D Office Equipment | -5,183.00 |
| Dell Computer | 2,399.45 |
| Security Equipment | 2,783.65 |
| **Total Office Equipment** | **0.10** |
| Vehicles | |
| 2005 Honda Van | 3,921.00 |
| 2014 Ram Van | 14,859.69 |
| A/D Deppreciation | -18,781.00 |
| **Total Vehicles** | **-0.31** |
| **Total Fixed Assets** | **3,879.79** |
| **Other Assets** | |
| Security Deposits | 12,150.00 |
| **Total Other Assets** | **12,150.00** |
| **TOTAL ASSETS** | **$160,659.85** |
| **LIABILITIES AND EQUITY** | |
| **Liabilities** | |
| **Current Liabilities** | |
| **Credit Cards** | |
| Credit Card | |
| Bank of America | -16,032.13 |
| Barclay Card | -4,385.29 |
| Capital One | -3,020.00 |

| | Total |
|---|---:|
| Dell Credit Card | 3,394.72 |
| Discover | -4,567.31 |
| SimplyCash Plus Card- | -66,134.97 |
| TB Bank Credit Card | -6,910.28 |
| **Total Credit Card** | **-97,655.26** |
| **Total Credit Cards** | **-97,655.26** |
| **Other Current Liabilities** | |
| AMEX LOAN | -3,450.00 |
| Business Backer | 56,824.50 |
| Home Loan Investment Bank | 9,136.90 |
| Kabbage Loan | 845.04 |
| Massachusetts Payable | 0.08 |
| Mill Cities | 25,642.84 |
| PayPal Working Capital | 20,509.67 |
| Payroll Tax | -337.92 |
| Quickbooks Loan | -1,759.75 |
| **Total Other Current Liabilities** | **107,411.36** |
| **Total Current Liabilities** | **9,756.10** |
| **Total Liabilities** | **9,756.10** |
| **Equity** | |
| Owner Withdrawal | -51,531.94 |
| Luca Decarolis | -45,541.04 |
| Stefano DeCarolis | -44,996.55 |
| **Total Owner Withdrawal** | **-142,069.53** |
| Partner Contributions | 79,876.03 |
| Retained Earnings | 55,749.29 |
| Net Income | 157,347.96 |
| **Total Equity** | **150,903.75** |
| **TOTAL LIABILITIES AND EQUITY** | **$160,659.85** |

# Profit and Loss

January - December 2019

| | Total |
|---|---|
| INCOME | |
| AMZN drop-ship Product Sales | 74,455.75 |
| Clover Sales | 5,169.74 |
| Gross Receipts | |
| Sales | 303,650.54 |
| Uncategorized Income | 712.75 |
| **Total Gross Receipts** | **304,363.29** |
| PayPal Income | 147,466.80 |
| Sales of Product Income | 430.00 |
| Sales Tax | -12,804.07 |
| **Total Income** | **519,081.51** |
| COST OF GOODS SOLD | |
| Cost of Goods Sold | 5,038.15 |
| Purchases - COS | 146,199.88 |
| Shipping and Delivery | 2,279.68 |
| Supplies & Materials - COGS | 88,022.72 |
| **Total Cost of Goods Sold** | **241,540.43** |
| GROSS PROFIT | **277,541.08** |
| EXPENSES | |
| Advertising | 454.59 |
| Auto Expenses | |
| Auto Insurance | 1,083.40 |
| **Total Auto Expenses** | **1,083.40** |
| Bank and Service Charges | |
| Bank Charges | 14,143.81 |
| Loan Fees | 302.00 |
| **Total Bank and Service Charges** | **14,445.81** |
| Dues & Subscriptions | 1,338.34 |
| Insurance | |
| Workman's Comp | 2,957.35 |
| **Total Insurance** | **2,957.35** |
| Insurance - Liability | 5,705.35 |
| Interest Expense | 118.53 |
| Legal & Professional Fees | |
| Accounting | 1,875.00 |
| Attorney Fees | 300.00 |
| Consulting | 177.95 |
| **Total Legal & Professional Fees** | **2,352.95** |
| Licenses and Permits | 100.00 |
| Office Expenses | 43.05 |
| Rent or Lease of Buildings | |
| Lawrence Rent | 3,600.00 |

|  | Total |
|---|---:|
| North Andover Rent | 67,500.00 |
| Tewksbury Rent | 13,000.00 |
| **Total Rent or Lease of Buildings** | **84,100.00** |
| Repair & Maintenance | 3,589.43 |
| Taxes & Licenses | |
| Personal Property Tax | 75.20 |
| Real Estate Taxes | 50.16 |
| **Total Taxes & Licenses** | **125.36** |
| Travel | 404.85 |
| Utilities | |
| Alarm Expense | 64.36 |
| Electric & Gas | 2,335.29 |
| Telephone & Internet | 974.46 |
| **Total Utilities** | **3,374.11** |
| **Total Expenses** | **120,193.12** |
| NET OPERATING INCOME | 157,347.96 |
| NET INCOME | $157,347.96 |

# Profit and Loss

January - December 2018

|  | Total |
|---|---:|
| **INCOME** | |
| AMZN drop-ship Product Sales | 249,393.77 |
| Gross Receipts | 1,414.34 |
|     Sales | 235,464.76 |
|     Uncategorized Income | 219.33 |
| **Total Gross Receipts** | **237,098.43** |
| PayPal Income | 264,924.33 |
| Sales of Product Income | 47,079.01 |
| Sales Tax | -13,714.68 |
| Unapplied Cash Payment Income | 949.00 |
| **Total Income** | **785,729.86** |
| **COST OF GOODS SOLD** | |
| Purchases - COS | 456,372.48 |
|     Inventory Adjustment | -67,000.00 |
| **Total Purchases - COS** | **389,372.48** |
| Shipping and Delivery | 8,790.71 |
| Supplies & Materials - COGS | 64,590.38 |
| **Total Cost of Goods Sold** | **462,753.57** |
| **GROSS PROFIT** | **322,976.29** |
| **EXPENSES** | |
| Advertising | 2,903.02 |
| Amortization | 369.00 |
| AMZN FBA fees | 5,760.00 |
| AMZN Selling Fees | 42,871.90 |
| Auto Expenses | |
|     Auto Insurance | 1,445.68 |
|     Parking Tickets | 6.50 |
| **Total Auto Expenses** | **1,452.18** |
| Bank and Service Charges | |
|     Bank Charges | 5,943.83 |
|     Clover App Fees | 9.56 |
|     Credit  Card Fees | 1,052.31 |
|     Loan Fees | 14,728.00 |
|     PayPal Fees | 8,226.00 |
| **Total Bank and Service Charges** | **29,959.70** |
| Depreciation | 20,043.00 |
| Dues & Subscriptions | 3,730.89 |
| Insurance - Liability | 10,196.43 |
| Interest Expense | 3,804.57 |
| Legal & Professional Fees | 4,248.47 |
|     Accounting | 2,860.00 |
|     Consulting | 3,303.32 |

|  | Total |
|---|---:|
| **Total Legal & Professional Fees** | **10,411.79** |
| Licenses and Permits | 1,040.00 |
| Office Expenses | 2,628.58 |
| Personal Property Taxan | 17.77 |
| Rent or Lease of Buildings | |
|     Lawrence Rent | 21,600.00 |
|     Tewksbury Rent | 28,593.04 |
| **Total Rent or Lease of Buildings** | **50,193.04** |
| Repair & Maintenance | 506.36 |
| Supplies | 975.62 |
| Taxes & Licenses | |
|     Personal Property Tax | 69.35 |
|     Real Estate Taxes | 3,495.99 |
| **Total Taxes & Licenses** | **3,565.34** |
| Utilities | |
|     Alarm Expense | 1,037.56 |
|     Electric & Gas | 3,323.31 |
|     Heating Fuel | 1,574.28 |
|     Telephone & Internet | 5,485.45 |
| **Total Utilities** | **11,420.60** |
| **Total Expenses** | **201,849.79** |
| NET OPERATING INCOME | 121,126.50 |
| NET INCOME | $121,126.50 |

# De Carolis Brothers Cyclists, LLC
## Statement of Changes in Members Equity- unaudited
## For the period ended 12/31/19

|  | Current Period | Prior Period |
|---|---|---|
|  | 31-Dec-19 | 31-Dec-18 |
| **MEMBER'S EQUITY - BEGINNING** | - | - |
| Issuance of LLC Interests | - | - |
| Net Income | 157,347.96 | 121,126.50 |
| **MEMBER'S EQUITY - ENDING** | 157,347.96 | 121,126.50 |

# De Carolis Brothers Cyclists, LLC
## Statement of Cash Flow - unaudited
## For the period ended 12/31/19

|  | Current Period | Prior Period |
|---|---|---|
|  | 31-Dec-19 | 31-Dec-18 |
| **CASH FLOWS FROM OPERATING ACTIVITIES:** |  |  |
| Net Income | 157,348 | 121,127 |
| Adjustments to Reconcile Net Income |  |  |
|   to Net Cash Flows From Operating Activities: |  |  |
|   Depreciation | - | - |
| Decrease (Increase) in Operating Assets: |  |  |
|   Trade Accounts Receivable | - | - |
|   Inventory | - | - |
|   Prepaid Income Taxes | - | - |
| Increase (Decrease) in Operating Liabilities: |  |  |
|   Accounts Payable | - | - |
|   Credit Cards Payable | - | - |
|    Total Adjustments | - | - |
|    **Net Cash Flows From Operating Activities** | 157,348 | 121,127 |
|  |  |  |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** |  |  |
| Purchase of Property and Equipment | - | - |
|    **Net Cash Flows From Investing Activities** | - | - |
|  |  |  |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** |  |  |
| Repayment of Debt | - | - |
| Member's Withdrawals | - | - |
|    **Net Cash Flows From Financing Activities** | - | - |
|  |  |  |
| **NET INCREASE (DECREASE) IN CASH** | 157,348 | 121,127 |
|  |  |  |
| **CASH - BEGINNING** | - | - |
|  |  |  |
| **CASH - ENDING** | 157,348 | 121,127 |

I, <u>Luca Decarolis</u>, certify that:

(1) The financial statements of De Carolis Brothers Cycle, LLC included in this Form are true and complete in all material respects; and

(2) The tax return information of De Carolis Brothers Cycle, LLC included in this Form reflects accurately the information reported on the tax return for [COMPANY] for the fiscal years ended 2017 and 2018 (most recently available as of the Date of this Form C).

Signature: *Luca Decarolis*
DocuSigned by:
244D48D5596D4DF...

Name: <u>Luca Decarolis</u>

Title: <u>owner</u>